6/21

02042054

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Prokom Software SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 4700 FISCAL YEAR 12-31-01

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/21/02

82-4700

02 JUN 21 AM 11:12

AR/S
12-31-01

PROKOM SOFTWARE S.A.
CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2001

Report of Independent Accountants

To the Board of Directors and Shareholders
of Prokom Software S.A.

We have audited the accompanying consolidated balance sheet of Prokom Software S.A. (the Company) as at 31 December 2001 and the related consolidated statement of operations, of changes in shareholders' equity and of cash flows for the year ended 31 December 2001 prepared in accordance with International Accounting Standards. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 31 to the financial statements as at 31 December 2001 the Company held an amount receivable of PLN 27,600 thousand from PUP Spin Sp. z o.o. in respect of a software licence granted with the further right to on-sell to end-users. As no such sale has since been made, we are unable to determine whether any provision should be made in respect of this receivable, which if required, would decrease results of operations for the year ended 31 December 2001 and retained earnings as at 31 December 2001 by PLN 27,600 thousands.

In our opinion, except for the effect on the financial statements of the matter referred to in the preceding paragraph, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2001 and the results of its operations, changes in shareholders' equity and cash flows for the year ended 31 December 2001 in accordance with International Accounting Standards.

PricewaterhouseCoopers Sp. z o.o.
Warsaw, Poland
30 April 2002

Prokom Software S.A.
Consolidated Balance Sheets
(Expressed in Polish Złoty (PLN) all amounts in thousands)

	Note	31 December 2001	31 December 2000
ASSETS			
CURRENT ASSETS			
Cash at bank and in hand		73,173	37,541
Held for trading investments	4	72,555	33,177
Related parties	26		
Held to maturity investments		314,617	226,989
Other		111,409	66,187
		426,026	293,176
Accounts receivable			
Trade		282,388	259,104
Other		29,898	22,214
		312,286	281,318
Inventories	5	71,273	65,470
Prepaid expenses	6	6,394	13,497
TOTAL CURRENT ASSETS		**961,707**	**724,179**
Long term receivables	7	12,444	10,998
Related party receivables	26	11,322	9,720
Deferred tax asset	8	11,520	6,151
Available for sale investments	9	68,342	109,220
Interest in associated undertakings	10	17,820	31,258
Goodwill on consolidation	11	1,431	7,780
Intangible fixed assets	12	9,670	17,114
Tangible fixed assets	13	44,229	50,142
TOTAL ASSETS		**1,138,485**	**966,562**
LIABILITIES			
CURRENT LIABILITIES			
Short term borrowings	18	135,276	272,707
Accounts payable and accruals			
Trade		198,550	178,290
Government	19	34,344	29,183
Employees		1,022	1,202
Accruals and other	20	28,663	14,811
Deferred income	21	10,408	5,812
TOTAL CURRENT LIABILITIES		**408,263**	**502,005**
Long term borrowings	17	240,687	122
Provisions		800	-
Minority interests		10,831	10,572
SHAREHOLDERS' EQUITY	14		
Share capital		13,756	13,081
Share premium		195,348	195,348
Retained earnings		268,800	245,434
TOTAL SHAREHOLDERS' EQUITY		**477,904**	**453,863**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,138,485**	**966,562**

The accompanying notes are an integral part of these financial statements

Prokom Software S.A.
Consolidated Statements of Operations
(Expressed in Polish Zloty (PLN) all amounts in thousands)

	Note	Year ended 31 December 2001	Year ended 31 December 2000
Revenues		1,030,814	922,759
Cost of sales	22	(710,015)	(670,004)
Gross margin		**320,799**	**252,755**
Selling costs	22	(44,526)	(31,829)
General and administrative costs	22	(150,403)	(113,641)
Other operating income / (expenses), net	23	(20,184)	(10,061)
Dilution gain on subsidiary	27	1,289	3,114
Operating profit		**106,975**	**100,338**
Financial income / (expenses), net	24	(66,432)	(8,504)
Share result of associates	10	(24,249)	(17,084)
Dilution gain on associate	27	23,889	48,511
Profit before income taxes		**40,183**	**123,261**
Corporate income taxes	25	(29,828)	(56,426)
Profit from ordinary activities		**10,355**	**66,835**
Minority interests		3,860	833
Net profit		**14,215**	**67,668**
Basic and diluted earnings per share (in PLN)	29	**1.06**	**5.03**

The accompanying notes are an integral part of these financial statements

Prokom Software S.A.
Consolidated Statements of Cash Flow
(Expressed in Polish Złoty (PLN) all amounts in thousands)

	Note	Number of shares (not in thousands)	Share Capital	Share Premium	Retained earnings	Total Shareholders Equity
Balance at 1 January 2000		**12,787,264**	**13,081**	**195,348**	**196,816**	**405,245**
Net Profit for the year		-	-	-	67,668	67,668
Dividend paid		-	-	-	(19,050)	(19,050)
Balance at 31 December 2000		**12,787,264**	**13,081**	**195,348**	**245,434**	**453,863**
Effect of adopting IAS 39 at January 2001	28	-	-	-	4,774	4,774
Share issue series D		674,736	675	-	-	675
Net Profit for the year		-	-	-	14,215	14,215
Dividend paid		-	-	-	-	-
Newly consolidated entities	15	-	-	-	4,377	4,377
Balance at 31 December 2001		**13,462,000**	**13,756**	**195,348**	**268,800**	**477,904**

The accompanying notes are an integral part of these financial statements

Prokom Software S.A.
Consolidated Statements of Cash Flow
(Expressed in Polish Zloty (PLN) all amounts in thousands)

	Year ended 31 December 2001	Year ended 31 December 2000
Net cash flow from operating activities:		
Net profit before taxation	40,183	123,261
Adjustments to reconcile net profit to net cash generated by operating activities		
Depreciation and amortization	45,487	41,486
Loss on associated undertakings	24,249	17,084
Changes in working capital	(23,966)	(47,824)
Interest expense	34,819	12,897
Investment income	(37,078)	(61,705)
Net cash generated by operating activities	**83,694**	**85,199**
Interest paid	(31,543)	(11,515)
Tax paid	(41,077)	(46,422)
Net cash from operating activities	**11,074**	**27,262**
Cash flow used in investing activities:		
Purchase of short term securities, net of sales	(40,428)	(2,746)
Purchase of tangible fixed assets	(18,096)	(22,148)
Purchase of intangible fixed assets	(783)	(15,463)
Purchase of investments	(3,836)	(131,571)
Purchases of shares in associated undertaking	(196)	(39,810)
Purchase of subsidiaries, net of cash acquired	-	(1,612)
Repayments/(contribution) to real estate project with related party	-	7,789
Disposal of associate	11,041	55,604
Deemed disposal of subsidiary	4,137	11,410
Loans (given)/repaid, net	1,910	12,768
Guarantee payment	-	(12,584)
Bank interest received	3,602	5,160
Interest received from loans to non related parties	393	2,248
Net cash used in investing activities	**(42,256)**	**(130,955)**
Cash flow from financing activities:		
Increase in short term borrowings	200,000	270,921
Decrease in short term borrowings	(100,196)	-
Dividends paid	-	(19,050)
Loans to related parties (advance)/received, net	-	(2,631)
Payments for short term securities from related parties	(641,906)	(276,917)
Receipts from sales of short term securities issued by related parties	569,073	78,070
Interest received from loans and commercial papers to related parties	39,168	10,061
Share issue	675	-
Net cash provided by financing activities	**66,814**	**60,454**
Net change in cash and cash equivalents	35,632	(43,239)
Cash and cash equivalents at the beginning of the period	37,541	80,780
Cash and cash equivalents at the end of the period	**73,173**	**37,541**

Prokom Software S.A.
Consolidated Statements of Cash Flow
(Expressed in Polish Zloty (PLN) all amounts in thousands)

Changes in working capital and long term operating items:		
Trade receivables	(47,061)	(138,515)
Other receivables	(9,015)	(5,682)
Inventories	(3,154)	11,242
Prepaid expenses	7,629	(1,969)
Long term receivables	(1,446)	3,466
Trade creditors	(4,219)	73,973
Due to related parties	3,581	(1,981)
Due to government	9,371	10,730
Due to employees	(194)	436
Accruals and other payables	14,559	5,925
Deferred income	5,983	(5,449)
Total	**(23,966)**	**(47,824)**

(Expressed in Polish Złoty (PLN) all amounts in thousands)

1. The Company

Prokom Software S.A. ("the Company") (formerly Prokom International Sp. z o.o.) based in Warsaw, Al. Jerozolimskie 65/79, was formed in 1991 under the laws of Poland.

Since 10 February 1998 the Company's shares have been listed on the Warsaw Stock Exchange. In December 1997 the Company also signed an agreement with the Bank of New York on the basis of which Global Depository Receipts were issued and are currently listed in London and traded under Rule 144(a) in the United States of America.

The Company's principal activity is the provision of information technology services comprising design, installation and implementation of comprehensive information technology solutions to large companies in Poland. The Company also trades in computer software and hardware. In 2001 and in 2000 the Company acquired interests in internet companies.

Details of subsidiaries and associates are provided in Notes 9 and 15.

2. Basis of preparation of the financial statements

(a) Basis of Accounting

The Company maintains its accounting records and prepares statutory financial statements in accordance with Polish accounting and tax regulations. These financial statements have been prepared based upon the Company's accounting records in order to present the financial position, results of operations and cash flows in accordance with International Accounting Standards (IAS). These financial statements are prepared in accordance with and comply with International Accounting Standards.

These financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below. For example, land and buildings, trading and available-for-sale investments, investment property and derivative financial instruments are shown at fair value. The carrying amount of recognised assets and liabilities that are hedged is adjusted to record changes in the fair value attributable to the risks that are being hedged.

At January 1, 2001 the Company adopted IAS 39 – Financial Instruments: Recognition and Measurement ("IAS 39"). The effects of adopting this standard are summarized in the consolidated statement of changes in shareholders' equity.

(b) Currency of Presentation

The accompanying financial statements are presented in Polish Złoty (PLN), which is the measurement and presentation currency of the Company.

(c) Principles of Consolidation

Subsidiary undertakings, which are those companies in which Prokom Software S.A., directly or indirectly, has an interest of more than half of the voting rights have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealized surpluses and deficits on transactions between subsidiaries have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. Separate disclosure is made of minority interests.

Investments in associated undertakings are accounted for by applying the equity method of accounting. These are undertakings where the Company has between 20% and 50% of the voting rights. Provisions are recorded for long-term impairment in value.

Transfers of entities under common control are accounted for using the purchase method of accounting when both of the following criteria are met:

(i) the change in the ownership interest is substantial; and

(ii) the value of the transaction is supported by independent evidence, for example market valuation or similar transactions.

Consolidated subsidiaries and associates are listed in Note 15 of the financial statements.

Subsidiaries and associates - which were not included in the consolidation are listed in Note 9 of the financial statements.

Goodwill arising on acquisition is capitalized and amortized over its useful life, generally over 5 years. Amortization of goodwill is included in general and administrative expenses. The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

Any dilution gains or losses arising on the deemed disposals of subsidiaries and associates are recognized in the year of the disposal.

3. Summary of significant accounting policies

(a) Use of Estimates

The preparation of financial statements in conformity with IAS necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and expenses during the reported period. Actual results could differ from these estimates.

(b) Cash and Cash Equivalents

The Company considers all debt instruments purchased with a maturity of three months or less to be cash equivalents.

(c) Financial Instruments

Upon adoption of IAS 39, the Company classified its financial assets into the following categories: trading investments, held-to-maturity investments, available-for-sale investments and loans and receivables originated by the enterprise, if applicable.

(Expressed in Polish Zloty (PLN) all amounts in thousands)

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, unless they mature in less than twelve months from the balance sheet date. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in non-current assets unless management has the express intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Financial assets that are created by the Company by providing money, goods, or services directly to a debtor, other than those that are originated with the intent to be sold immediately or in the short term, are classified as loans and receivables originated by the enterprise and included in long-term assets. Management determines the appropriate classification of its financial assets at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost using the effective yield method. Realized gains and losses arising from changes in the fair value of trading investments are included in the statement of operations in the period in which they arise.

Trading and available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments and of available-for-sale investments are included in the income statement in the period in which they arise.

Prior to the adoption of IAS 39 the Group had recorded its marketable securities at market value. Market value was calculated by reference to Stock Exchange quoted selling prices at the close of business on the balance sheet date. Other investments were shown at cost and provision was only made where, in the opinion of the Company's Directors, there was a permanent diminution in the value of an investment.

(d) Inventories

Inventories are valued on a FIFO basis at the lower of purchase price and net realisable value. The Company has recorded a provision for obsolete and slow moving inventory.

(e) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. Such provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(f) Tangible Fixed Assets

Tangible Fixed Assets are stated at cost plus related inflation up to 31 December 1996, and additions are at cost thereafter, less accumulated depreciation.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets. These rates are summarized as follows:

Type	Depreciation rate	Term
Vehicles	20 – 40%	2.5 to 5 years
Computers	30 – 60%	1.5 to 3 years
Leasehold improvements	10%	10 years
Buildings	10%	10 years
Office equipment	10 – 50%	2 to 10 years

Land is not depreciated.

When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

(g) Intangible Fixed Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets. Goodwill on acquisitions of associated undertakings is included in investments in associated undertakings. Goodwill is amortised using the straight-line method over its estimated useful life.

Expenditure on acquired patents, licenses and similar rights is capitalized and amortized using the straight-line method over their useful lives, generally over 4 years.

Where an indication of impairment exists, the carrying amount of any intangible asset including goodwill is assessed and written down immediately to its recoverable amount.

(h) Cash

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments, and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

(Expressed in Polish Zloty (PLN) all amounts in thousands)

(i) Foreign currency transactions

Foreign currency transactions are valued according to the average exchange rate announced by the central bank of Poland at the transaction date. Debtors and creditors are valued according to the central bank of Poland average exchange rate as at the balance sheet date for a given currency.

Gains and losses arising on foreign currency transactions are included in other operating income or expenses, respectively.

(j) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, revaluations of certain non-current assets and of derivative contracts, provisions for pensions and other post retirement benefits and tax losses carried forward; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(k) Borrowings

Long term debt is recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

All borrowing costs are expensed in the period to which they relate.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(m) Revenues

Revenues (and the related profit) from information technology services are recognized based on completion of a given stage of the relevant contract. This is normally evidenced by formal customer acceptance procedures. Sales of hardware are recognized on delivery to the customer. Revenues from software licenses are recognized ratably over the duration of the systems contract to which they relate.

Other revenues earned by the Group are recognised on the following bases:

- royalty and rental income – on an accrual basis,
- interest income – on an effective yield basis,
- dividend income – when the Group's right to receive payment is established.

(n) Royalties

Royalties payable in respect of revenues from third party software products are accounted for in the same period as the related revenues.

(o) Research and development

Research and development expenditure is recognized as an expense except that costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to have future benefits. However, development costs initially recognized as an expense are not recognized as an asset in subsequent periods.

(p) Shares issued at price below fair value

Proceeds from the issue of new shares are credited to shareholders' equity and no adjustment is made in respect of any difference between the issue price and the market value of shares issued.

4. Held for trading investments

	31 December 2001	31 December 2000
Equity securities	23,212	16,158
Government bonds	12,195	16,050
Commercial papers	37,148	969
	72,555	33,177

Equity securities include investments in companies listed on the Warsaw Stock Exchange. As at 31 December 2001 equity securities were disclosed at market value. The market value of equity securities as at 31 December 2000 was PLN 22,081. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 were not restated. The impact on shareholders equity as a result of the implementation of IAS 39 has been summarized in note 27.

Government bonds mainly include 26-week and 52-week bonds issued by the Polish government. Commercial papers comprise mainly 4-week commercial bonds issued by Westdeutche LandesBank.

(Expressed in Polish Zloty (PLN) all amounts in thousands)

5. Inventories

	31 December 2001	31 December 2000
Raw materials and components used in systems installations	7,354	10,525
Computer equipment and computer software licenses for resale	26,689	13,099
Costs incurred relating to work not yet invoiced	37,230	41,846
	71,273	65,470

6. Prepayments

Prepayments principally include prepaid fees for market research (PLN 2,309), prepayments for computer hardware (PLN 1,875) and software license fees prepaid (PLN 895).

7. Long term receivables

	31 December 2001	31 December 2000
Long term loans	8,308	7,162
Deposits, bills of exchange and other	4,136	3,836
	12,444	10,998

Long term loans comprise loans to non-related companies, which bear market interest rates. These loans have repayment dates after 31 December 2002, or have no fixed repayment date and therefore are regarded as long term in nature.

8. Deferred tax

	31 December 2001	31 December 2000
At the beginning of the period	6,151	9,199
Income statement charge	5,369	(3,048)
At the end of the period	11,520	6,151

Deferred taxation arises in respect of the following:

	31 December 2001	31 December 2000
Share issue costs	1,068	2,031
Financial income	(13,829)	(5,027)
Deferred income	1,470	1,470
Accounts payable and accruals	7,296	5,327
Revaluation of marketable securities to current market value	13,336	2,250
Other	2,179	100
	11,520	6,151

Deferred tax on share issue costs relates to costs incurred in the public offering in 1997 and in 1998, which were charged against share premium account.

9. Available for sale investments

Company	31 December 2001 Percentage Ownership	31 December 2001 Percentage of votes	31 December 2001	31 December 2000
Softbank S.A.	9%	9%	37,546	104,195
Incenti S.A.	49%	49%	24,532	-
Grupa Inwestycyjna Pro S.A.	58%	58%	32	89
Koma Nord Sp. z o.o.	56%	75%	155	155
Elterix S.A.(i)	10%	10%	-	406
International Data System (ii)	15%	15%	-	31
NKA Investments Sp.z o.o. (iii)	15%	15%	1,803	1,803
Multitrade S.A.	99%	99%	285	285
Other	n/a	N/a	3,989	2,256
Total			68,342	109,220

(i) The carrying value of Elterix shares are net of a provision for permanent diminution in value of PLN 4,193. This provision was increased by PLN 406 during the year ended 31 December 2001.

(ii) The carrying value of International Data System shares are net of provision for permanent diminution amounting to PLN 31.

The above subsidiaries and associates, all of which are incorporated and operate principally in Poland, were not included in the consolidated financial statements due to the immateriality of amounts involved.

The above are companies operate predominately in the IT and telecommunication services sector, except for Grupa Inwestycyjna Pro S.A. for which the main activity is business and financial consulting.

(Expressed in Polish Zloty (PLN) all amounts in thousands)

10. Interest in associated undertakings

	Postdata	Pagi	Wirtualna Polska	Ce-market	Ad.Net	Total
1 January 2000, net book value	-	6,943	13,639	-	-	20,582
Acquisitions	-	-	35,693	3,920	197	39,810
Share in post-acquisition profits / (losses)	-	310	(16,799)	(571)	(24)	(17,084)
Amortisation of goodwill	-	(160)	(3,331)	-	(4)	(3,495)
Disposal (including goodwill not written off)	-	(7,093)	(1,284)	(169)	(9)	(8,555)
31 December 2000 net book value	-	-	**27,918**	**3,180**	**160**	**31,258**
1 January 2001, net book value	-	-	27,918	3,180	160	31,258
Newly consolidated associate	3,191	-	-	-	-	3,191
Share in post-acquisition profits / (losses)	3,587	-	(24,884)	(2,792)	(160)	(24,249)
Amortisation of goodwill	(126)	-	(3,512)	-	-	(3,638)
Disposal (including goodwill not written off)	-	-	11,258	-	-	11,258
31 December 2001 net book value	**6,652**	-	**10,780**	**388**	-	**17,820**

11. Goodwill on consolidation

	1 January 2000	Movement	31 December 2000	Movement	31 December 2001
Gross value	10,022	2,510	12,532	3,120	15,652
Amortization	(2,350)	(2,402)	(4,752)	(2,767)	(7,519)
Provision for impairment	-	-	-	(6,702)	(6,702)
Total	**7,672**	**108**	**7,780**	**(6,349)**	**1,431**

12. Intangible fixed assets

	Computer software	Licenses and other	Total
Year ended 31 December 2000			
Opening net book value	222	6,607	6,829
Additions	2,163	13,300	15,463
Acquisition of subsidiary	2,609	43	2,652
Depreciation charge	(2,283)	(5,547)	(7,830)
Closing net book value	**2,711**	**14,403**	**17,114**
Cost	5,224	23,044	28,268
Accumulated depreciation	(2,513)	(8,641)	(11,154)
Net book value	**2,711**	**14,403**	**17,114**
Year ended 31 December 2001			
Opening net book value	2,711	14,403	17,114
Additions	568	4,043	4,611
Disposal (net of accumulated depreciation)	(113)	(4,844)	(4,957)
Acquisition of subsidiary	557	82	639
Depreciation charge	(1,255)	(6,482)	(7,737)
Closing net book value	**2,468**	**7,202**	**9,670**
Cost	6,306	12,134	18,440
Accumulated depreciation	(3,838)	(4,932)	(8,770)
Net book value	**2,468**	**7,202**	**9,670**

Amortisation of intangible fixed assets is included in general and administrative expenses.

13. Tangible fixed assets

	Land & buildings	Long-term lease and leasehold improvements	Computers and office equipment	Vehicles	Total
Year ended 31 December 2000:					
Opening net book value	6,362	13,861	29,972	5,211	55,406
Additions	-	2,589	16,014	4,014	22,617
Disposals	-	(16)	(98)	(355)	(469)
Acquisition of subsidiary	-	153	194	-	347
Depreciation charge	(214)	(1,605)	(24,134)	(1,806)	(27,759)
Closing net book value	**6,148**	**14,982**	**21,948**	**7,064**	**50,142**
At 31 December 2000					
Cost	7,159	18,085	74,447	17,960	117,651
Accumulated depreciation	(1,011)	(3,103)	(52,499)	(10,896)	(67,509)
Net book value	6,148	**14,982**	**21,948**	7,064	**50,142**
Year ended 31 December 2001:					
Opening net book value	6,148	14,982	21,948	7,064	50,142
Additions	-	3,785	12,447	3,103	19,335
Disposals	-	(644)	(330)	(251)	(1,225)
Acquisition of subsidiary	-	-	620	-	620
Depreciation charge	(214)	(2,121)	(20,133)	(2,175)	(24,643)
Closing net book value	**5,934**	**16,002**	**14,552**	**7,741**	**44,229**
At 31 December 2001					
Cost	7,159	21,197	85,915	19,968	134,239
Accumulated depreciation	(1,225)	(5,195)	(71,363)	(12,227)	(90,010)
Net book value	**5,934**	**16,002**	**14,552**	**7,741**	**44,229**

Computers with gross book value of PLN 538 are pledged as security for bank borrowings.

14. Shareholders' equity (amounts not in thousands)

	Number of shares	
	31 December 2001	**31 December 2000**
Series A preferred shares	185,416	185,416
Series B shares	9,814,584	9,814,584
Series C shares	2,700,000	2,700,000
Series D shares	762,000	87,264
Inflation effect	294,000	294,000
	13,756,000	**13,081,264**

(a) Nominal value of shares

All shares are issued at a nominal value of PLN 1.

(b) Shareholders rights

Each series A preferred share carries five voting rights. The shares series B,C and D carry one vote per share. All classes of issued shares rank equally for dividends and return on capital.

(c) Series D shares

During the year ended 31 December 2000 the Company obtained approval from the Warsaw Stock Exchange to issue all the series D shares (762,000 shares). These shares were issued on 2 March 2001. The series D issue included an allocation of shares to The Polished Group S.A. management (87,264 shares). The remaining shares (674,736 shares) were subscribed by employees of the Company. All series D shares had an exercise price of 1 PLN.

(Expressed in Polish Zloty (PLN) all amounts in thousands)

(d) Series E shares

On 17 September 2001 the Shareholders passed a resolution for the issuance of 20,000 bearer bonds convertible to ordinary bearer shares series E. These bonds were issued on 7 December 2001 based on following terms:

Nominal value (in PLN per bond)	10,000
Exercise price (in PLN per bond)	10,000
Interest rate per annum	9%
Capitalization	6 month period
Date of final repurchase	7 December 2004
Conversion rate to shares (in PLN per bond)	149.25

(e) Dividend

The Company's management proposed not to pay dividends for 2001. Earnings for 2001 will be retained.

(f) Significant shareholders as at 31 December 2001 and 2000

The following shareholders held more than 5% of sharesas at 31 December 2001:

	% of ownership	% of voting rights
Prokom Investments S.A.	26.26%	26.97%
Ryszard Krauze	13.58%	14.18%

The following shareholders held more than 5% of shares as at 31 December 2000:

	% of ownership	% of voting rights
Prokom Investments S.A.	29.80%	30.36%
Ryszard Krauze	13.93%	14.53%

15. Group companies

Entity's name	Business activity	Percentage owned 31 December 2001	Percentage owned 31 December 2000
Koma S.A. (Koma) – subsidiary	Software trading, IT services	56.3%	59.3%
Combidata Poland Sp. z o.o. (Combidata) – subsidiary	Information technology training	83.8%	83.8%
Zeto Sp. z o.o.(Zeto) – subsidiary	Information technology services	100.0%	100.0%
The Polished Group S.A. (TPG) – subsidiary	Information technology services	*95.0%	*95.0%
Wirtualna Polska S.A. (Wirtualna Polska) – associate	Internet portal operator	*20.52%	*38.0%
Edison S.A. – subsidiary	Data processing company	*49.59%	*48.5%
Prokom Internet SA (Prokom Internet) – subsidiary	Holding company	95.0%	95.0%
ce–market.com. S.A. – associate	E-commerce company	**46.8%	**46.8%
Ad Net S.A.- associate	E-commerce company	*30.6%	*46.6%
Stopklatka Sp. Z o.o. – subsidiary	Internet portal operator	*76.0%	*76%
Internet Wizards S.A. – subsidiary	Internet portal operator	*91.2%	*91.2%
Optix Polska Sp. z o.o. – subsidiary	Software trading, IT services	60.0%	60.0%
Postdata S.A. – associate	Leasing, IT training and services	49.0%	49.0%
Safe Computing Sp. z o.o. – subsidiary	Data coding and data security systems for internet and local networks	*49.6%	*49.6%
Sklep Wirtualnej Polski S.A. – associate	Internet commerce	***20.52%	***38.0%

* *percentage owned via Prokom Internet SA*
** *5% owned directly by the Company, the reminder via Prokom Internet*
*** *percentage owned via Wirtualna Polska S.A.*

All the above companies are incorporated and operate principally in Poland.

(Expressed in Polish Złoty (PLN) all amounts in thousands)

In 2001 the Company consolidated three subsidiaries and one associate that previously had not been consolidated on the basis that the entities were not material. The effect on consolidated opening retaining earnings is summarized below:

Share of net profit/(loss) from the moment of purchase until 31 December 2000 net of amortized goodwill	
Optix Sp z o.o. (i)	2,589
Safe Computing Sp. z o.o. (i)	(65)
Internet Wizards S.A. (i)	(1,338)
Postdata S.A. (ii)	3,191
	4,377

(i) Subsidiary
(ii) Associate

16. Segmental information – primary reporting format – business segments

	Software implementation, year ended 31 Dec 2001	Software implementation, year ended 31 Dec 2000	Internet activities, year ended 31 Dec 2001	Internet activities, year ended 31 Dec 2000	Total, year ended 31 Dec 2001	Total, year ended 31 Dec 2000
Total sales	1,043,500	925,875	11,552	4,886	1,055,052	930,761
Inter-segmental sales	(22,245)	(7,517)	(1,993)	(485)	(24,238)	(8,002)
External sales	1,021,255	918,358	9,559	4,401	1,030,814	922,759
Segment result	135,760	106,806	(16,246)	(1,100)	119,514	105,706
Non allocated operating expenses					(12,539)	(5,368)
Operating profit					106,975	100,338
Share of result of associates	3,587	310	(27,836)	(17,394)	(24,249)	(17,084)
Financial revenue, net					(66,432)	(8,504)
Profit on deemed disposal of associate					23,889	48,511
Profit before taxation					40,183	123,261
Taxation					(29,828)	(56,426)
Minority interest					3,860	833
Net profit					**14,215**	**67,668**
Segment assets	1,097,177	905,815	22,057	21,709	1,119,234	927,524
Investment in associated undertakings	6,652	-	11,168	31,258	17,820	31,258
Other non allocated group assets					1,431	7,780
Total consolidated assets					**1,138,485**	**966,562**
Segment liabilities	279,936	237,119	7,240	3,091	287,176	240,210
Non allocated group liabilities					373,405	272,489
Total consolidated liabilities					**660,581**	**512,699**
Capital expenditures	18,561	20,180	1,414	2,597		
Depreciation of fixed assets	29,993	35,439	2,387	150		
Other non cash expenses	34,589	9,279	4,191	224		

17. Long term borrowings

	31 December 2001	31 December 2000
Long term bank loans (i)	40,502	-
Long term commercial bonds (ii)	200,052	-
Other	133	122
	240,687	**122**
(i) Bank loans comprise:		
Bank loan from Powszechny Bank Kredytowy S.A.	81,514	-
Current portion of long term loan	(41,012)	-
	40,502	-

Bank loan from Powszechny Bank Kredytowy S.A. is denominated in Euro. As at 31 December 2001 the loan amounted to Euro 23,000,000 (not in thousands). Annual interest rate is three month EURIBOR plus 0.90%. The loan is to be repaid in full on 9 October 2003. The loan replaced a previous loan from Bank Austria Creditanstalt AG (see note 18).

(ii) Commercial Bonds consist mainly of bearer bonds series A convertible to ordinary bearer series E issued by the Company on 7 December 2001 (see note 14.). As at 31 December 2001 interest on these bonds amounted to PLN 1,184. Interest payable has been disclosed under short term borrowings (see note 18).

18. Short term borrowings

	31 December 2001	31 December 2000
Bank loans (i)	45,687	173,745
Issued commercial papers (ii)	88,344	98,744
Interest on long term commercial bonds	1,184	-
Other	61	218
	135,276	272,707

	31 December 2001	31 December 2000
(i) Bank loans comprise:		
Bank loan from Bank Austria Creditanstalt AG	-	124,055
Bank loan from Powszechny Bank Kredytowy S.A. (current portion of long term loan)	41,012	-
Bank overdraft from Raiffeisen Bank Polska S.A.	2,363	35,954
Bank overdraft from BRE Bank S.A.	-	13,736
Other	2,312	-
	45,687	173,745

Bank loan from Bank Austria Creditanstalt AG was replaced by a long term loan from Powszechny Bank Kredytowy S.A (See note 17).

Bank overdraft from Raiffeisen Bank Polska SA is denominated in PLN (overdraft limit PLN 48,000) and has an annual interest rate of one week WIBOR plus 0.85%.

The Company is able to draw funds on an overdraft facility with BRE Bank S.A. The BRE overdraft facility is limited to PLN 15,000 and bears annual interest rate of one month WIBOR plus 0.91%.

(ii) Commercial Papers issued by the Company bear an annual interest rate of 12.44% - 16.42%. The Commercial Papers are short term in nature. The nominal value of commercial papers issued by the Company as at 31 December 2001 is PLN 89,000.

19. Government payables

	31 December 2001	31 December 2000
Corporate income tax	9,396	10,460
Value added tax	16,182	10,268
Other	8,756	8,455
	34,334	29,183

Other includes mainly payables for customs duties, personal income taxes withheld on payroll and social security.

20. Accruals and other

	31 December 2001	31 December 2000
Accrual for holiday payments	11,197	8,616
Accrual for guarantee repairs	1,572	-
Accrual for other expenses	3,671	4,971
Employee social fund	799	267
Accrual for loss on option	7,800	-
Miscellaneous payables and other charges	3,624	957
	28,663	14,811

21. Deferred income

	31 December 2001	31 December 2000
Deferred income on software licenses	-	877
Deferred income on maintenance services	5,649	4,355
Deferred income on computer hardware supply	3,884	-
Other deferred income	875	580
	10,408	5,812

(Expressed in Polish Zloty (PLN) all amounts in thousands)

22. Operating expenses

	Year ended 31 December 2001	Year ended 31 December 2000
Cost of hardware supplied and materials used in installations	(462,188)	(457,549)
External services	(173,271)	(156,938)
Payroll	(159,538)	(131,744)
Social security	(24,686)	(19,753)
Depreciation and amortization of goodwill	(45,487)	(41,486)
Other	(39,929)	(23,323)
Changes in work in progress	155	15,319
Total	**(904,944)**	**(815,474)**
Cost of sales	(710,015)	(670,004)
Selling costs	(44,526)	(31,829)
General and administrative costs	(150,403)	(113,641)
Total	**(904,944)**	**(815,474)**

The average number of employees in the Company in 2001 was 2,294 (2,180 in 2000).

Operating expenses include PLN 24,000 (PLN 25,000 in 2000) for research and development.

23. Other operating income/(expenses), net

	Year ended 31 December 2001	Year ended 31 December 2000
Loss on call option	(4,449)	-
Gain on partial sale of interest in real estate project	-	6,757
Donations	(6,699)	(12,025)
Provision for stock	(4,004)	(112)
Provision for bad debts	(4,928)	(1,526)
Additional costs relating to office space rental	-	(4,297)
Other, net	(104)	1,142
Total	**(20,184)**	**(10,061)**

Donations comprise amounts given by the Company for religious, health protection, sport, educational and charitable purposes.

24. Financial income /(expenses), net

	Year ended 31 December 2001	Year ended 31 December 2000
Foreign exchange gains, net	8,991	7,405
Interest on bank loans	(11,992)	(4,195)
Interest on own commercial papers	(20,595)	(8,621)
Interest from bank deposits	3,602	5,160
Gains on sales of government bonds and commercial papers	2,364	3,382
Gains on sales of equity investments	57	507
Dividend received from equity investments	-	136
Fair value loses on equity securities	(23,464)	(2,368)
Fair value loses on investments	(68,991)	(27,157)
Increase in market value of government bonds	1,011	1,367
Financial income from related parties (see note 26)	49,170	18,430
Interest on loans from non-related parties	393	1,920
Bank charges, fees and commissions	(4,600)	(2,975)
Other, net	2,378	(1,495)
Total	**(66,432)**	**(8,504)**

25. Corporate income tax

	Year ended 31 December 2001	Year ended 31 December 2000
Current tax	(35,197)	(53,378)
Deferred tax (debit)/credit	5,369	(3,048)
	(29,828)	**(56,426)**

(Expressed in Polish Złoty (PLN) all amounts in thousands)

Reconciliation of tax expense:

The Company's corporate income tax charge differs from the amount that would arise using the statutory tax rate as follows:

	Year ended 31 December 2001	Year ended 31 December 2000
Profit before tax	40,183	123,261
Expected income tax expense at statutory rates	(11,251)	(36,978)
Increase/(decrease) resulting from:		
Tax on intra group profit	-	(12,128)
Tax losses in subsidiaries and associates not utilized	(18,004)	(7,793)
Effect on enacted future rate changes on deferred taxation	-	(294)
Tax on other, net	(573)	767
	(29,828)	**(56,426)**

The corporate tax rate in Poland for 2001 was 28% (30% in 2000).

There is no procedure for final agreement of tax assessments in Poland. The tax authorities may examine the accounting records for up to five years after the end of the year to which they relate. Consequently, the Company may be subject to additional tax liabilities in the event of such an audit. However, the Management Board is not aware of any significant unaccrued potential tax liability that might arise in these circumstances.

26. Related party transactions

(a) Related party receivables

	31 December 2001	31 December 2000
Amounts due from Prokom Investments S.A.	381,698	292,372
Trade receivables from related parties	53,620	5,122
Other balances with non-consolidated subsidiaries	2,030	5,402
	437,348	**302,896**
Less long term portion	(11,322)	(9,720)
	426,026	**293,176**

All related party transactions are on market terms.

Prokom Investments S.A. is a shareholder of the Company, in which Mr Ryszard Krauze, the chairman of the management board and a major shareholder of the Company, has a controlling interest.

Trade receivables from related parties primarily consists of receivables from Postdata S.A.. Postdata S.A is an associate investment in which the Company holds 49% of the registered share capital. Postdata S.A. currently provides computer software and hardware to The Polish Post Office.

Amounts due from Prokom Investments S.A.:

	31 December 2001	31 December 2000
Prokom Investments S.A. commercial papers (i)	314,617	226,989
Amounts due arising from the partial sale of interest in real estate project (ii)	30,595	30,595
Funding for joint real estate projects. (ii)	9,720	9,720
Advance for lease of office space (iii)	19,796	19,680
Deposit for space rental	1,602	-
Other (iv)	5,368	5,388
	381,698	**292,372**
Less long term	(11,322)	(9,720)
	370,376	282,652

(i) Commercial papers issued by Prokom Investments S.A. bear interest at market rates.

The movement in commercial papers issued by Prokom Investments S.A. is as follows:

	12 months 31 December 2001	12 months 31 December 2000
1 January	**226,989**	**13,168**
Commercial papers purchased	644,138	274,857
Interest accrued	48,984	17,710
Commercial papers redeemed plus accrued interest paid	(605,494)	(78,746)
31 December	**314,617**	**226,989**

(Expressed in Polish Zloty (PLN) all amounts in thousands)

In addition, the Company purchased the following commercial papers from Prokom Investments S.A. after 31 December 2001:

1 January 2002	**314,617**
Commercial papers purchased	305,956
Interest accrued	9,095
Commercial papers redeemed plus accrued interest paid	(322,493)
30 April 2002	**307,175**

(ii) Until 29 December 2000 the Company was providing funding for a real estate project undertaken by Prokom Investments S.A. As at 29 December 2000, the total amount invested in this project by the Company was 33,558. As at 29 December 2000, the Company sold to Prokom Investments S.A. part of its interest in this project with a carrying value of 23,838 for 30,595. The profit on this transaction of 6,757 was recognised as other operating income in the year ended 31 December 2000. The amount of 30,595 due from Prokom Investments was still outstanding as at 31 December 2001. The management of the Company expects to receive settlement of this amount during the following 12 months. The remaining amount due of 9,720 does not bear interest and has no fixed repayment date and is therefore regarded as long term in nature. The return to the Company on this advance will be based on the performance of the underlying real estate project in proportion to the amounts contributed by each party.

(iii) In July 1999, the Company signed an agreement with Prokom Investments S.A. to lease office space from 1 April 2000 for 10 years. The Company advanced 19,797 to Prokom Investments S.A. as a guarantee payment in respect of the lease contract. On 14 February 2000, the Company paid an additional PLN 4,297 to Prokom Investments to pay for additional costs incurred by Prokom Investments S.A. in relation to the office space. This amount was expensed by the Company in the year ended 31 December 2000.

(iv) Other receivables comprise mainly loans to companies that are not related parties but where the repayment of the loans was guaranteed by Prokom Investments S.A. During the year ended 31 December 2000 these loans were ceded to Prokom Investments S.A.

(b) Income from sale of products and services to related parties

	12 months 31 December 2001	**12 months 31 December 2000**
Postdata S.A.	30,193	-
Ce-Market.com S.A.	1,685	1,360
Wirtualna Polska S.A.	1,207	4,166
Optix Polska Sp. z o.o.	-	597
Other	413	268
	33,498	**6,391**

(c) Financial income from related parties

	12 months 31 December 2001	**12 months 31 December 2000**
Prokom Investments S.A.	48,984	18,071
Nihonsvi AG	-	81
Other	186	278
	49,170	**18,430**

Financial income from Prokom Investments S.A. comprises:

	12 months 31 December 2001	**12 months 31 December 2000**
Interest from commercial papers (see point a (i))	48,984	17,710
Interest on other long term loans (see point a (iv))	-	361
	48,984	**18,071**

(d) Services purchased from related parties

	12 months 31 December 2001	**12 months 31 December 2000**
Prokom Investments S.A.	18,811	17,752
Baltway S.A.	-	5,345
Optix Polska Sp. Z o.o.	-	9,731
Other	43	64
	18,854	**32,892**

(Expressed in Polish Zloty (PLN) all amounts in thousands)

Services purchased from Prokom Investments S.A. comprise:	12 months 31 December 2001	12 months 31 December 2000
Rental costs of aircraft	-	7,080
Rental of cars	900	540
Rental of office space	7,575	1,407
Marketing costs	9,909	7,704
Other	427	1,021
	18,811	**17,752**

Until November 2000 the Company rented an aircraft from Prokom Investments S.A. including insurance cost.

In June 1998, the Company signed an agreement with Baltway S.A., a company controlled by Prokom Investments S.A., to lease office space. On 12 December 2000 Baltway S.A. contributed owned office buildings in-kind to Prokom Investments S.A. From 2001 the Company has been leasing this office space from Prokom Investments S.A. No further services were purchased from Baltway S.A. in 2001.

(e) **Future lease commitments**

The future minimum lease payments under non-cancellable operating leases (with related parties) are as follows:

	31 December 2000	31 December 2000
Amounts falling due:		
In less than 1 year	14,817	11,899
After 1 year and not later than 5 years	39,987	41,112
Later than 5 years	27,897	35,262
	82,701	**88,273**

The future minimum lease payments include the future lease commitments for rental of office space from Prokom Investments S.A.

On 25 March 2002 a new agreement was signed for the rental of office space from Prokom Investments S.A. The monthly lease commitment is PLN 801. The agreement is valid till 31 July 2011.

27. Effects on changes of shareholding in Wirtualna Polska S.A. and Koma S.A.

In December 2001 the Company sold 7.64% of its shareholding in Wirtualna Polska S.A. to TP Internet S.A. On the same day Wirtualna Polska S.A. issued additional share capital, not acquired by the Company, which reduced the Company's shareholding in Wirtualna Polska S.A. by an additional 10.79%.

The details of the transaction are as follows:

Sale consideration	11,041
Value of net assets disposed	1,575
Increase in share of net assets due to deemed disposal	17,854
Unamortised goodwill on acquisition relating to shareholding disposed	(6,581)
Profit on deemed disposal of Wirtualna Polska S.A.	**23,889**

During the year 2001 Koma S.A. issued additional share capital, not acquired by the Company. This reduced the Company's shareholding in Koma S.A. from 59.3%. to 56.3%.

The details of this deemed disposal are as follows:

Share of net assets after deemed disposal	13,883
Share of net assets before deemed disposal	(12,594)
Profit on deemed disposal of Koma	**1,289**

28. Financial instruments

(a) **Credit risk**

Financial assets, which potentially subject the Company and its affiliates to a concentration of credit risk, consist principally of cash and cash equivalents, balances with related parties and trade receivables. The Company's cash deposits are with major Polish banks.

Trade receivables, which are presented net of an allowance for doubtful receivables, reflect the nature of the Company's business which is focused on a small number of large contracts for major Polish corporations.

As at 31 December 2001 five customers accounted for 53% of the total amount of trade receivables; as at 31 December 2000, five customers accounted for 54 % of the total.

(b) **Foreign currency risk**

The Company's operating revenues and costs are predominantly denominated in Polish złoty; the exception to this is equipment purchased in foreign currency for ultimate resale to customers. For significant sales contracts denominated in Polish złoty with purchases denominated in foreign currencies, forward foreign exchange contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates.

As at 31 December 2001 there were no open forward contracts.

A significant part of the Company's borrowings is denominated in Euro. Management does not consider it is cost effective to use financial instruments to hedge or otherwise seek to reduce foreign currency risk for these borrowings.

(c) **Fair values**

As at 31 December 2001 the carrying amounts of cash at bank and in hand, short term securities, accounts receivable, accounts payable and accrued expenses, short-term borrowings and long-term investments approximated their fair values.

(d) **IAS 39 – Financial Instruments**

The Group adopted IAS 39 at 1 January 2001. The impact on shareholders' equity and on various balance sheet captions at 1 January 2001 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended 31 December 2000 are not restated.

	Fair value and other reserves	Retained earnings	Total
Held for trading investments remeasured to fair value	-	5,923	5,923
Remeasurement of part of assets and liabilities for changes in fair value attributable to the hedged risk	-	667	667
Remeasurement of long term loans and receivables originated by the enterprise to amortised cost	-	(1,816)	(1,816)
	-	4,774	4,774

29. Earnings per share (not in thousands)

Basic and diluted earnings per share have been calculated based on net profit for each year divided by the weighted average number of shares. Contingently issuable shares are included in the calculation of basic and diluted earnings per share as the conditions for issue are deemed to have been met at the end of both reporting periods.

	Year ended 31 December 2001	Year ended 31 December 2000
Net profit for the year	14,215,000	67,668,000
Weighted average number of shares	13,462,000	13,458,171
Basic and diluted earnings per share	**1.06**	5.03

The weighted average number of shares was calculated as follows:		
- weighted average number of shares issued	13,340,915	12,700,000
- weighted average number of D series shares	121,085	762,000
- number of shares that would have been issued at fair value	-	(3,829)
Weighted average number of shares	13,462,000	13,458,171

30. Management Board and Supervisory Board Remuneration

The total remuneration, including salary and bonuses paid or accrued by the Company to the members of the Management and Supervisory Boards in the period 1 January to 31 December 2001, was PLN 3,801 (2000: PLN 4,561).

31. Subsequent events

On 8 January 2002, the Company acquired a 45.0% interest in PUP Spin Sp. z o.o., a software systems integrator, for a consideration of PLN 112,154. As at 31 December 2001 Prokom Software S.A. held an amount receivable of PLN 27,600 relating to the grant in March 2001 of a non-exclusive, time unlimited licence to PUP Spin Sp. z o.o., with the further right to on-sell for a fee sub-licences to end-users in respect of software. The original due date for settlement of this receivable was 30 September 2001, however this was subsequently amended to 30 June 2002. Management of the Company believes settlement of the above amount will be made when PUP Spin Sp. z o.o. eventually grants the related sub-licence to an end-user, currently under negotiation.

On 15 January 2002 ce-market.com S.A. issued additional share capital, not acquired by the Company. As a result the Company's shareholding in ce-market.com S.A. decreased from 46.8% to 37.3%.

In February 2002 the Company provided guarantees to BRE Bank S.A. for a maximum amount PLN 5,610 as surety for a letter of credit issued by the bank to PUP Spin Sp. z o.o.

(Expressed in Polish Złoty (PLN) all amounts in thousands)

On 11 March 2002 the Company signed a contract with Zakład Ubezpieczeń Społecznych (ZUS), as a result of which ZUS agreed to pay PLN 32,061as additional fee for services rendered by the Company until October 2001 not covered by the initial agreement.

On 12 April 2002, the Company disposed an 99.4% interest in Multitrade S.A for a consideration of PLN 285.

32. Future lease commitments

The future minimum lease payments under non-cancellable operating leases (other than those disclosed in note 26) are as follows:

	Year ended 31 December 2001	Year ended 31 December 2000
Amounts falling due:		
In less than 1 year	8,757	9,247
After 1 year and not later than 5 years	105	638
	8,862	9,885

The above amounts relate mainly to rental of office space.

MANAGEMENT'S DISCUSSION & ANALYSIS

PROKOM
SOFTWARE SA

Dear Shareholders,

It is my pleasure to inform you that 2001 was another successful year for us. The Prokom Software S.A. Capital Group was the first Polish IT concern to surpass PLN 1 billion in gross earnings, which I believe is a truly remarkable achievement considering the market downturn.

The Group's operational profit was also excellent, rising 7% to about PLN 107 million. And it is no less important to note that we attained this success without cutting employment. Gross profit was decisively impacted by write-offs made in connection with the need to adjust the value of shares held in Softbank and SterProjekt.

In 2001 the activities of Prokom Software S.A., whose gross earnings account for 82% of the total revenue of the Capital Group, concentrated on broadening the scope of co-operation with our established clients, including ZUS (the Social Insurance Institution), TP S.A. (Polish Telecom) and the insurers TUiR Warta S.A. and PZU S.A., as well as performing the contracts we have already signed with them. We were highly satisfied to welcome the Polish Post Office to our circle of key clients. Prokom, in co-operation with its associated company Postdata S.A., has begun the second stage of a project to build a WAN (Wide Area Network) for the Polish Post Office. It will be the largest and most modern corporate network of this type in Poland, linking over 2,700 post offices throughout the country.

We have also concluded smaller contracts that are nonetheless crucial to our business strategy, which is to diversify sources of income and stabilise Prokom's market position.

In 2001 we conducted the largest issue of convertible bonds on the Polish IT market, worth a total of PLN 200 million. The success of the issue was proof of the confidence that investors have in us. A portion of these funds was devoted to initiatives to consolidate the teleinformatics sector. Toward this end, Prokom Software S.A. acquired shares in PUP Spin Sp. z o.o., a long-time supplier of billing systems and related services to TP S.A. We intend to continue our consolidation efforts this year. The most important element of this effort within the Prokom Software Capital Group will be the merging of PUP Spin Sp. z o.o with Optix Polska Sp. z o.o., another company in the Group. Later, we plan to list the merged company on the stock exchange.

Another important event, particularly for the future of the Group, was finding a strategic investor for Wirtualna Polska S.A., TP Internet Sp. z o.o., which is a subsidiary of Telekomunikacja Polska S.A. This was another venture undertaken with TP S.A. following the establishment of Incenti S.A., the company that offers ASP – software over the Internet.

At this point it's also worth mentioning that Prokom Software S.A., under contract with Sofrecom Polska Sp. z o.o., will implement the first phase of the Customer Relationship Management system for TP S.A., a highly prestigious project.

Yet another noteworthy event last year was the implementation of the Account and Funds Recording System (SEKiF) for ZUS, a key element of the Comprehensive Information System ZUS (KSI ZUS), which will streamline the vast agency. The design and installation of this system is a gigantic and extremely complicated technological undertaking that is among the largest IT projects in the world. Our participation in it is a great challenge. Since SEKiF was launched all contributions to ZUS are recorded immediately and settled fully on the accounts of contributors and the Insured. The remainder of the project, which includes implementation of a system that calculates and pays out retirement and pension benefits under the ZUS reform, should be completed by the contractual deadline, which falls in the second quarter of 2005.

PROKOM SOFTWARE SA

The system has been functioning flawlessly, and the fact that ZUS has entrusted us with supervision of its administration and operation (until the agency's personnel are able to do it themselves) attests to the high regard ZUS has for the competency of our specialists.

I would like to emphasise that our achievements last year can be attributed to all the employees of Prokom Software S.A. On account of our close co-operation with the leading software developers and hardware manufacturers, the qualifications of our personnel are respected by world leaders of the IT industry. We have been awarded the Cisco Systems Gold Partner certificate and elevated to the status of Advanced IBM Business Partner – a title conferred under the IBM Partnerworld programme. These certificates, together with the Microsoft Certified Support Center certification we were granted two years ago, confirm the outstanding qualifications of our employees.

In 2002 and the following years Prokom Software S.A. intends to focus on gaining new clients among large business enterprises and public institutions. Nevertheless, we will devote a great deal of attention to systematically increasing the share of small and medium-sized projects in total sales to a level of 50%. We want a significant proportion of our future income to derive from contracts performed in new sectors with the brightest prospects for our company.

But the Polish market is not everything. The process of integration with the European Union is extremely important for us, as member states are required to set up comprehensive IT systems in order to elevate management and quality control to EU standards. Prokom Software S.A. is well prepared to meet the challenges that this process entails and is an excellent partner for conducting such projects.

I am convinced that our company's efforts are supported by a level of experience and technological potential unmatched in Poland. Our ability to convert these resources into benefits for our clients will result in continued dynamic growth not only 2002 but in the years thereafter.

In conclusion, I thank you for the trust you have placed in our company and wish you further satisfaction with the investment you have made.

Respectfully Yours,

Ryszard Krauze
President of the Management Board, Prokom Software S.A.

PROKOM SOFTWARE SA

BUSINESS ACTIVITY

The main area of Prokom Software S.A. Capital Group business activity in 2001 was the provision of information technology services comprising design, installation and implementation of comprehensive information technology solutions to the largest companies in Poland.

The **Dominant Company** concentrated on handling large contracts concluded with its regular clients, in particular:

- carried on works on completion of the Comprehensive Information System ZUS (KSI ZUS) as well as managing and operating this system,
- continued works on completion of the Integrated Information System, Document Management System and Management Information System for TUiR WARTA S.A.,
- kept on building comprehensive IT infrastructure and information systems for PZU S.A.,
- modernized TP S.A.'s information systems and adopted them to TP S.A.'s new organizational model,
- commenced, along with its associate Postdata S.A., the performance of works connected with supply and installation of Wide Area Network infrastructure for PPUP Poczta Polska S.A.

According to its strategy, in 2001 the Dominant Company strove for dispersion of its sources of income which effected in acquisition of new contracts and new clients.

Prokom Software S.A.'s revenues in 2001 divided by market sectors (intercompany transactions between the Dominant Company and its Group companies eliminated):

Sectors	Year ended 31 December 2001 (in thousands PLN)	Year ended 31 December 2001
Industry	**43,883**	**5.25%**
Energy Industry	17,299	2.07%
Steel Industry	14,261	1.70%
Other	12,323	1.48%
Services	**394,850**	**47.20%**
Telecommunication	132,169	15.80%
Informatics	250,057	29.89%
Other	12,624	1.51%
Finance	**158,366**	**18.93%**
Insurance	138,672	16.58%
Banks and Brokerage Houses	14,996	1.79%
Other	4,698	0.56%
Public Institutions	**239,387**	**28.62%**
ZUS (Social Insurance Authority)	156,382	18.70%
Ministry of Finance	28,537	9.21%
Other	54,468	0.71%
Total (PLN million)	**836,486**	**100.00%**

Contracts and events significant to operating activities of the Dominant Company:

- an agreement with Telekomunikacja Polska S.A. on execution of the general agreement dated 12 May 1999 for granting a license and rendering of IT services. The mentioned agreement concerns granting a license, installation and implementation of software made by BMC and Axent Technologies. The total value of this agreement is about PLN 16 mln,
- an annex to a contract with Telekomunikacja Polska S.A. The scope of the original contract has been extended by supplies of new software products thus increasing the total value of the contract by PLN 36.8 million,
- agreement with TUiR WARTA S.A. for granting sub-licenses for the software for: management support, work and task flow as well as for the delivery of hardware. The net value of the contract amounts to PLN 42 million,
- a complementary agreement to the general agreement signed between Zakład Ubezpieczeń Społecznych – ZUS (Social Insurance Authority) and Prokom Software S.A. The subject of the new complementary agreement is additional 25 modules of software licenses, tested over last 12 months by ZUS and implementation services. This software allows ZUS to identify, verify and process documents forwarded to ZUS by social tax payers on the basis of new legal regulations. It helps improve the social tax stream of payments and transfer to pension funds. The value of the new contract is PLN 56.5 million,

PROKOM SOFTWARE SA

- a contract with KGHM Polska Miedź S.A. for providing services necessary for the migration of currently used SAP R/3 system to new IBM's environment Mainframe S.390/DB2 and for supplying IBM hardware and software. The total net value of the contract is PLN 16 million. This was the first implementation of the SAP R/3 software on the IBM's S.390 in Poland,
- an agreement with TUiR WARTA S.A. on rendering IT services, based upon which the Dominant Company will render services within the scope of management information system, covering the whole scope of activities of TUiR WARTA S.A., system of task and document flow as well as systems of administration and security of TUiR WARTA S.A. IT systems. The net value of the agreement amounts to PLN 34.2 million,
- a contract with Bankowy Dom Maklerski PKO BP S.A. for supply, implementation and servicing of the IT system. Offered by Prokom Software S.A. complex IT solutions for the financial sector so far have been implemented in the following institutions: Dom Inwestycyjny BRE Banku S.A., Dom Maklerski BIG-BG S.A., Dom Maklerski PBK S.A., Bank Handlowy w Warszawie S.A., Beskidzki Dom Maklerski S.A., Dom Maklerski ProCapital S.A., Biuro Maklerskie BPH S.A., Dom Maklerski ELIMAR S.A., Erste Securities Polska S.A.,
- an agreement with Telekomunikacja Polska S.A. on granting a license for the new version of inventory management software GMX within the framework of the Integrated Management System used by TP S.A. The total net value of this contract amounts to PLN 24.7 million,
- an agreement with Postdata S.A. (dependent by 49% of shares and votes on the General Shareholders' Meeting) for performance of IT services connected with supply and installation of wide area network infrastructure for PPUP Poczta Polska S.A. The total net value of this contract amounts to PLN 70 million,
- an agreement with Social Insurance Authority (ZUS) for rendering of administration and exploitation of KSI ZUS. The total net value of this contract amounts to PLN 125.7 million. Followed by that in March 2002 Prokom Software S.A. concluded another agreement with ZUS regarding the administration and exploitation of KSI information system in all regional ZUS Data Base Centers for the period between May 1999 and October 2001. Based on the settlement ZUS agreed to pay the Dominant Company a sum amounted of PLN 32.1 million.

Contracts and events significant to the financial activities of the Dominant Company:

- in February 2001 the District Court in Warsaw registered the increase in the share capital of the Dominant Company resulting from the issue of 762,000 D series shares. After registration the share capital of the Dominant Company amounts to PLN 13,462,000 and is split into 13,462,000 shares of nominal value of PLN 1.00 each, giving rights to 14,203,664 votes at the General Shareholders' Meeting,
- an agreement with Powszechny Bank Kredytowy S.A. in Warsaw for granting of a credit facility for paying back a part of the credit for the purchase of 1,603,000 shares of Softbank S.A. The total value of the agreement amounts to EUR 23.0 million. The pay back of the loan will occur no later than on the 9th of October 2003. The outstanding amount of the refinanced credit was paid back by the Dominant Company from its own funds,
- in December 2001 the Dominant Company issued convertible bonds of value of PLN 200 million. The basic conditions of the issue are as follow:

- nominal value of a bond	PLN 10,000
- issue price of a bond	PLN 10,000
- coupon	9% p.a.
- interest period	6 months
- redemption day	7th of December 2004
- redemption price	nominal value + 8% premium
- early redemption price	nominal value + 12% premium
- conversion price	PLN 149.25
Bonds Conversion Declaration submission dates:	
- first date	14th of December 2001
- successive dates	6 months after the Allotment Day but not later than 45 days before the Redemption Day

The ratio of the maximal value of the bonds to the Company Equity as of 31st December 2001 amounts to 35.1%. In case of conversion of all issued bonds, number of votes from the new shares would amount to a maximum of 1,340,000 votes on the General Shareholders' Meeting, and the total number of votes at the General Shareholders' Meeting would amount to 15,543,664 votes.

- an agreement with Powszechny Bank Kredytowy S.A. in Warsaw on the sale of 1,500,000 shares of Sofbank S.A., constituting 9.67% of share capital and votes at the General Shareholders' Meeting of Softbank S.A. Under the terms of the agreement of the 20th December 2001 the Dominant Company sold Softbank's shares for an average price of PLN 23.10 per share and bought these shares back on the 27th of December 2001 for an average price of PLN 23.60 per share. As a result of these transactions the Dominant Company now owns 1,603,000 shares of Softbank S.A. constituting 9.21% of Softbank S.A.'s share capital and votes at the GSM.

PROKOM SOFTWARE SA

Koma S.A. – revenues PLN 83.2 million, net profit PLN 0.1 million

In 2001 Koma was awarded Compaq's Largest Partner in Poland. Koma has managed to finish the second stage of mySap.com implementation in Zakład Energetyczny Tarnów S.A. It also won the public tender for the delivery of 3.5 thousand Compaq Evo D500 computers for District Post Offices. Most important contracts concluded in 2001 were those for implementation of human resources management software "Koma HR" with: Huf Polska Sp. z o.o., Wienerberger, Star Trucks and Microtronic Polska Sp. z o.o., as well as agreements with: Zakłady Energetyczne Okręgu Radomsko - Kieleckiego S.A., Zakłady Energetyczne Lublin S.A., PolCard S.A., Polskie Radio S.A. and Telewizja Polska S.A.

Koma Nord Sp. z o.o. – revenues PLN 13.9 million, net profit PLN 0.2 million

The company dedicated itself to delivery, implementation and maintenance of comprehensive IT solutions. It concluded a number of new contracts, among other with Zakłady Farmaceutyczne Polpharma S.A. and Alstom Power Sp. z o.o.

Combidata Poland Sp. z o.o. – revenues PLN 9.9 million, net loss PLN 0.3 million

In 2001 its educational services quality assurance system was acknowledged conforming to ISO 9001 standards. Combidata's Warsaw and Katowice branches were granted Microsoft Certified Center and Microsoft Certified Educational Center certificates. Last year Combidata created its electronic learning management system – LMS. National Fund for Rehabilitation of the Disabled chose Combidata as a supplier of training services for its telework project. Combidata concluded an agreement with Oracle Polska Sp. z o.o. and became Oracle's authorized educational partner. Moreover Combidata has won the public tender and commenced rendering educational services for National Labour Office. In the past year Combidata was also preparing itself for introduction of a new e-learning product to the market – European Computer Driver's License. Throughout the previous year Combidata kept negotiating a distribution agreement with SmartForce – world leading supplier of e-learning solutions.

OptiX Polska Sp. z o.o. – revenues PLN 107.4 million, net profit PLN 7.7 million

In the preceding year OptiX, whose mainstream business is delivering integrated document management, enterprise storage management and customer relationship systems for corporate organizations, concluded a partnership agreement with FileNet Company Ltd. Some of the most significant contracting parties that OptiX managed in 2001 to enter into contracts with: TP S.A., Wirtualna Polska S.A., Softbank S.A., TUiR Warta S.A., Hewlett-Packard Polska Sp. z o.o., Matic Sp. z o.o., Avon Cosmetics Polska Sp. z o.o., Janson Mac Kenzie, Emax S.A., Talex S.A., Sieciowe Systemy Informacyjne S.A., Polska Telefonia Komórkowa Centertel Sp. z o.o., STU Ergo Hestia SA, PKO BP S.A. and Ruch S.A.

Postdata S.A. – revenues PLN 113.1 million, net profit PLN 7.3 million

Postdata's business activity in 2001 was focused on servicing the Polish Post. In the last year the scale of undertaken jobs grew substantially, scope of activities widened and most importantly the quality of services rendered improved what influenced the employment level, which grew by 43%. The past year's more then anticipated profit allowed Postdata both to reduce its liabilities and to carry out some important investment tasks, such as the purchase and adaptation of its new office building and modernization of technical and transportation infrastructure of its branches.

Incenti S.A. – revenues PLN 1.3 million, net loss PLN –2.6 million

The newly established company which is a data centers operator and offers hosting, collocation and application hosting services, built its first data center in Wroclaw. The company researched for products suitable for sale through the ASP model, particularly taking into consideration the product offer of its main shareholders: TP S.A. and Prokom Software S.A. Currently Incenti S.A. is participating in the construction of new data center in Lodz, designed especially for servicing TP S.A.'s IT needs.

The Polished Group S.A. - revenues PLN 2.3 million, net loss PLN 8.4 million

This company either continued development or begun research of many of interesting software products. It prepared new Enterprise and Lite versions of its standard product - Grendel Ad Server. Some research has been done upon creating an intranet based application consisting of the following modules: Working Time Registration System, Working Time Inspection System, Electronic Mail System and Recruitment Management System. New "virtual secretary" project – a software capable of processing incoming e-mails, SMS messages, phone calls and faxes was also being developed. TPG is also coding some software for "Neet" – a product that is to be a new solution for low-cost internet network availability. Large scale database search engine was also being developed in cooperation with SpeedTrack. Creation of internet metal stock exchange for Ce-market.com S.A. was completed in 2001. Further improvement of information system for the news broker Agencja Informacyjna "Penetrator" as well as Presto! – website visitors profiling software was done.

Safe Computing Sp. z o.o. - revenues PLN 2.7 million, net loss PLN 2.5 million

In the bygone year it concluded an agreement with PKO BP Bank Internetowy in Bydgoszcz for the delivery of banking operations safeguarding infrastructure. The company has been submitted to a sanity programme which included both: the change of its operating profile (from trading to trading and servicing) and restructing human, financial and organizational resources and should result by generating positive cash flow and net profit not later than 1Q2002.

Edison S.A. – revenues PLN 0.8 million, net loss PLN 3.7 million

Last year Edison kept developing its EDI services, including those available via the internet and accessible for middle and medium sized companies. This year was a success measured by the number of important EDI systems delivery and installation contracts concluded with new partners: Amica Wronki S.A., Valeo Poland, SmithKleineBeecham, Rossmann, Geant Polska Sp. z o.o., Hellmann Moritz, Leclerc, British Petroleum, Wella, Belvedere. For the purpose of making the most of the synergy effect among the companies of Prokom Software S.A. Capital Group the possibility of moving Edison S.A.'s technical center to the data center run by Incenti S.A. in Wroclaw was being considered.

PROKOM SOFTWARE SA

Internet Wizards Sp. z o.o. – revenues PLN 0.4 million, net loss PLN 1.0 million

In 2001 this company's revenues came from the sale of advertising space on its website www.nuta.pl (since July sold through Ad.net S.A.'s advertising network) and the sale of tickets for concerts. Moreover the process of operating costs restructing by handing down the majority of operations to Stopklatka Sp. z o.o. as well as by reducing the staff was begun.

Stopklatka Sp. z o.o. – revenues PLN 0.7 million, net loss PLN 0.6 million

This company, which runs a film portal domained www.stopklatka.pl, obtained a 30% increase of its website hits due to constant updates of its contents and new sections creation. Last year's revenues were generated by the sale of the advertising space on the portal site run, by the sale of webdesign and internet providing services, by the brokerage in the sale of film related books (in cooperation with Merlin.pl and Amber publishing house) and by organizing film reviews and shows. Stopklatka Sp. z o.o. took over essential operating and administrative tasks of Internet Wizards Sp. z o.o. Employment reduction was also executed.

www praca com Sp. z o.o. – revenues PLN 0.0 million, net loss PLN 0.2 million

Concluded an agreement with Nordea Bank Polska S.A. for the sale of Competency Management System "e-competencies". Its portal site www.pracaonline.pl has also been provided with Recruitment Management System delivered by The Polished Group S.A.

Wirtualna Polska S.A. – revenues PLN 14.7 million, net loss PLN 60.8 million

Wirtualna Polska S.A., Poland's second largest portal, gained a new strategic investor - TP Internet Sp. z o.o. thus obtaining access to technological and capital resources of Telekomunikacja Polska S.A. Capital Group, which creates the possibility of emerging a leading internet company in Poland. The issue of new shares directed to TP Internet Sp. z o.o. contributed over PLN 72 million for further financing of Wirtualna Polska S.A.'s activities. In 2001 the process of employment and other costs reduction was being conducted. High dynamics of the number of unique users growth was maintained. Modern and high-tech Oracle Financials system was implemented last year, giving the managing staff a faster and more complete source of financial information.

Ad.net S.A. – revenues PLN 2.7 million, net loss PLN 1.2 million

Its advertising network grew up rapidly over the past year achieving a leading position with 10% market share.

Ce-market.com S.A. – revenues PLN 0.6 million, net loss PLN 6.0 million

The company was dedicated to its metal trading internet platform development, enriching it with an advanced IT system enabling a cataloguous sale, economic information review and on-line quotes form around-the-world metal exchanges. The company is a market leader in its sector.

Another important field of Prokom Software S.A. Capital Group activity were investments that among others included:

- foundation (jointly with Telekomunikacja Polska S.A.) of Incenti S.A. whose main area of activity is to run data centers as well as providing ASP services,
- purchase of shares of PUP Spin Sp. z o.o. entitling to 51% of its share capital and votes at the General Shareholders' Meeting. This company is a supplier of billing systems and also has a high competence and experience in development and implementation of comprehensive management systems for healthcare institutions.

Financial resources arisen from the convertible bonds issue of the total value of PLN 200 million have been partly (PLN 135 million) used to finance the above investments. The remaining part (PLN 65 million) of these funds was used for restructuring Prokom Software's debt – the partial pay-back of a credit facility granted for the purchase of Softbank S.A.'s shares as well as for buy-back of some commercial papers issued.

The acquisition of the strategic investor by Wirtualna Polska S.A., which is TP Internet Sp. z o.o. - a subsidiary of TP S.A., was a significant event not only for Wirtualna Polska S.A., but for the future of the whole Prokom Software S.A. Capital Group. As a result of the sale of shares and Wirtualna Polska S.A.'s share capital increase by its new strategic investor Prokom Internet S.A. presently owns 21.57% of Wirtualna Polska S.A.'s share capital and votes at the GSM.

PERFORMANCE AND FINANCIAL CONDITION

The Group's revenues in 2001 amounted to PLN 1,031 thousand, which constitutes an increase of nearly 12% compared to the previous year. The majority of revenues generated by the Group stemmed from the execution of contracts with regular partners such as ZUS, TP S.A., TUiR Warta SA, PZU SA. There were no significant shifts in selling markets and supply sources in 2001. The sale of Prokom Software S.A. Capital Group was almost wholly placed on domestic market. Prokom Software S.A. and some other Group companies cooperate closely with world-renowned hardware (IBM, HP, Sun, Cisco, Nortel, EMC, 3COM) and software (IBM, Oracle, Microsoft Manufacturing B.V., Century Software, Check Point, SCO) suppliers. The Group is probably one of their most important client in the Middle and Eastern Europe.

PROKOM SOFTWARE SA

Revenues structure	Year ended 31 December 2001 (in thousands PLN)	Year ended 31 December 2001
Own software licenses	138,913	13.5%
Implementation	49,476	4.8%
Maintenance and support	137,766	13.4%
IT system development	61,647	6.0%
Software	160,628	15.6%
Hardware	322,003	31.2%
Other	160,381	15.5%
Revenues	**1,030,814**	**100.00%**

Costs of products and services sold increased by 19% while the cost of goods and materials sold decreased by almost 3%. Selling costs compared to those of fiscal 2000 increased by 40% mainly from the increase of advertising costs bore in order to gain new clients for the Group. General administrative costs amounted to PLN 150 million and grew by 32% compared to year 2000. Main contributor of these costs increase were external services costs, in particular consulting, study and expert's report services.

The consolidated report for 2001 includes new subsidiaries and associates consolidated in 2001 for the first time, ex. OptiX Polska Sp. z o.o. Their inclusion into this year's consolidated financial statements caused both revenues and costs increase compared to those of the previous year.

In 2001 the Capital Group achieved operating profit equal to PLN 107 million an increase of 7% in comparison to the previous year. This is the effect of the change of revenues structure – the volume of products and services sold, which distinguish themselves with higher profitability then the sale of goods and materials, increased by over 61%.

Profit before income tax decreased by 67% but net profit was decreased by almost 79%. Main factors influencing the net profit for fiscal 2001 were:

- fair value loses on financial assets PLN (92,5) million
- consolidated result on the sale of Wirtualna Polska S.A.'s shares and on its share capital increase by TP Internet Sp. z o.o. PLN 23,9 million
- share of result of associates PLN (24,3) million

In 2001 shares of public companies held by Prokom Software S.A. Capital Group were restated down below their purchase prices, which heavily effected Group's financial costs and lowered profit before income taxes. Costs of external capitals used for financing the Dominant Company's investments did also influence the level of financial costs bore in 2001. The enormous level of extraordinary profits, having positive impact on 2001 results, was caused by the sale of Wirtualna Polska S.A.'s shares and issues of new shares directed to external (not Group related) investors, for issue prices higher then the book value of the equities of the issuing companies. Whereas share of losses of associated companies (mainly of Wirtualna Polska S.A.) did significantly depreciate the overall financial performance of the Group.

Inspite of the fact that profit before income tax for fiscal 2001 was far below then anticipated, Prokom Software S.A. Capital Group financial standing is still at norm.

FINANCIAL RESOURCES MANAGEMENT

In the past the Group's operations were financed either with its own resources or with external short-term capitals of different forms. The major source of the capital for the Group were short-term liabilities of the Dominant Company rose from the issue of commercial papers through ING Bank N.V. (with upper limit of PLN 150 million) and credit facilities from Raiffeisen Bank Polska S.A. (PLN 48.0 million), BRE Bank S.A. (PLN 15.0 million) and Powszechny Bank Kredytowy S.A. (EUR 32.2 million). By the end of 2001 the Dominant Company concluded an agreement with Powszechny Bank Kredytowy S.A. changing the pay back date of a credit facility for the purchase of Softbank S.A.'s shares to October 2003. In December the Dominant Company received funds arisen from the issue of convertible bonds which redemption date is in December 2004. Followed by the change of the Group's debt structure was the diminution of short term liabilities. The value of commercial papers issued decreased to PLN 89.0 million while the utilization of overdraft credit facilities fell down to zero and the utilization of the credit facility for the purchase of Softbank S.A.'s shares descended down to EUR 23.0 million.

The Dominant Company keeps investing its funds in shares of public companies. On the 31st December 2001 the value of public shares owned and classified as a short-term investments was equal to PLN 23.2 million. Over 95% of this amount goes to shares of: Sterprojekt S.A., TP S.A., PKN Orlen S.A., Jutrzenka S.A. and Kompap S.A. A sole long-term investment in shares of listed companies were 1,603,000 shares of Softbank S.A. of a book value of PLN 37.5 million. The value of treasury bonds and bills owned by the Group at the balance sheet date was equal to PLN 12.9 million. Some of them were guarantee deposits for securing banker's guarantees drew up by BRE Bank S.A. and BIG Bank Gdański S.A. The book value of commercial papers held amounted to PLN 315.9 million, of which PLN 314.6 million were invested in commercial papers issued by Prokom Investments S.A. In addition the Group did also hold certificates of deposit issued by Westdeutsche Landesbank Polska S.A. (PLN 35.9 million) and some bills of exchange (PLN 1.0 million).

PROKOM SOFTWARE SA

PROKOM SOFTWARE S.A. CAPITAL GROUP AS OF 31ST DECEMBER 2001

Entity's name	Seat	Business activity	Percentage of the share capital owned (directly or indirectly) by the Dominant Company
Koma S.A.	Katowice	software trading, IT services	56.3
Koma Nord Sp. z o.o.	Gdynia	software trading, IT services	56.2
OptiX Polska Sp. z o.o.	Gdynia	IDM, CRM, storage solutions	60.0
Postdata S.A.	Bydgoszcz	IT services	49.0
Zeto Sp. z o.o.	Gdynia	data processing	100.0
Combidata Poland Sp. z o.o.	Sopot	IT educational services	83.8
Multitrade S.A.	Warsaw	IT educational services	99.4
Incenti S.A.	Warsaw	ASP	49.0
Prokom B2B S.A.	Gdynia	consulting	58.0
Prokom Internet S.A.	Gdynia	holding company	95.0
Ce-market.com S.A.	Warsaw	e-commerce	46.8
Wirtualna Polska S.A.	Gdansk	internet portal operator	20.5
Ad.net S.A.	Warsaw	e-advertising	46.6
Stopklatka Sp. z o.o.	Szczecin	internet portal operator	76.0
Edison S.A.	Krakow	electronic data interchange	49.6
Internet Wizards Sp. z o.o.	Warsaw	internet portal operator	91.2
Safe Computing Sp. z o.o.	Warsaw	electronic safety	49.9
The Polished Group S.A.	Krakow	software engineering	95.0
WWW praca com Sp. z o.o.	Gdynia	internet portal operator	48.5
Telepraca S.A.	Stroze	distant working	24.0

INVESTMENT EXPENDITURES

Budgeted investment expenditures for the year 2002 and the actual realization of investment expensed planned for 2001 is presented in the table below (PLN million):

Investments by kind	Planned for 2002	Realization in 2001	Planned for 2001
Research and Development	35	24	50
Acquisitions	195	29	140
Fixed assets	36	17	37
Total	**266**	**70**	**227**

The Capital Group invested just 30.8% of the budgeted investment expenditures for 2001. For the purchase of fixed assets the Group spent just PLN 17 million out of PLN 37 million planned, limiting its purchases to the most crucial ones and postponing some of these expenses for the year 2002.

Costs of acquisitions significantly deviate from the prognosis with regard to the fact that the acquisition of PUP Spin Sp. z o.o. was postponed to the beginning of 2002. The amount spent (PLN 135 million) is contained in the budget for acquisitions for 2002.

Of the budgeted investment expenditure of PLN 50 million the Group invested PLN 24 million in research and development. These expenses concerned research projects currently realized, costs of modernizing and upgrading own software products and costs of maintenance of a group of software experts and advisors.

Investments discussed above have been paid for in about 20% with the Group's own resources. In 2002 the Group plans to limit the level of external funds utilization and targets to finance its investments in 40-50% with its own resources. This change of investment financing structure shall be achievable taking into consideration that Prokom Investments S.A. plans to successively reduce its debt to Prokom Software S.A. by PLN 100 million in 2002.

THE MOST IMPORTANT PROKOM SOFTWARE S.A.'S R&D ACHIEVEMENTS IN 2001

- Continuation of definition of Prokom Software S.A.'s applications interoperability roles in high-availability wide area hardware and software environment (without distance limitation for servers localisation),
- Design of data processing centralisation based on database replication mechanisms and global, high-availability systems mechanisms,
- Design and implementation of a backbone network based on a Gigabit standard,

- Implementation of a Prokom Software S.A.'s PBX interconnection system based on an IP network,
- Implementation of a permanent VOIP link to a mobile telephony operator,
- Implementation of a permanent digital link to a mobile telephony operator's GPRS backbone network,
- Implementation of a prototype of an application for remote, mobile access via GPRS to client's IT resources,
- Research on security and authorisation of transactions made with the use of mobile PDA devices,
- Design activities in the area of a Data Center construction and infrastructure,
- Extension to PROKOM-4GL language by new data interchange mechanism in client-server and 3-layer architectures (based on MQ Series),
- Extension to PROKOM-4GL language by Microsoft SQL Server cooperation features,
- Implementation of server farm services in Message Gateway for P4,
- Implementation of a multiplatform product (MS Windows NT, LINUX, AIX, HP-UX, Solaris, SCO, OS390) for simple creation of services and supporting creation of a client layer.

MAIN R&D ACTIVITIES OF OTHER GROUP COMPANIES IN 2001

Koma S.A.

- localisation of OSCAR system to Polish market and law regulations in areas of finance, logistics and production,
- implementation of a new release of Fixed Assets system as an extension to OSCAR system,
- development of KOMA-HR system.

OptiX Sp. z o.o.

Customer Relationship Management (CRM) systems:

- integration of CRM system with PBX,
- integration of CRM system with VOIP technology,
- use of CRM system in internet based communication with clients and partners.

Optical Character Recognition (OCR) systems:

- implementation of OCR system based on CGK and CAERE components,
- implementation of a ICR character recognition subsystem in a document archive system,
- integration of TWAIN interface with LuraTech's WAVELET image compression system.

Combidata Sp. z o.o.

e-Learning and LMS systems

- preparation of design and implementation technology for software educational simulators,
- implementation of own LMS system,

Incenti S.A.

- launch of first Data Center in Wroclaw,
- beginning of Data Center building process in Lodz,
- preparation and launch of ASP services for SME segment.

Edison S.A.

- launch of EDI Web Access services,
- launch of e-Procurement services,
- migration from GE to Peregrine system platform,
- integration of services with Public Key Infrastructure (PKI).

The Polished Group S.A.

- development of Presto! system has been finalized. The system uses advanced AI methods to create user profiles and recommendations,
- development of Corporate Portal. The system consists of applications supporting management of internal business processes in a company,
- activities on Tibco technology hale begun in the area of integration of IT platforms.

Safe Computing Sp. z o.o.

- new offer in the area of security politics has been prepared.

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL CHARGOLD RESOURCES LTD.

129 82-4385

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 06 05 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MUELLER

GIVEN NAMES: EBERHARD

NO. STREET APT: PH #8 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604-669-7775

BUSINESS FAX NUMBER: 604-687-3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND + SEC

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	288000							288000	1	
WARRANTS	350000							350000	2	MERCAP INV.
COMMON	450000							450000	1	
COMMON	1420620	05 05 02	11		25000	.145		1395620	2	MERCAP. INV.
		05 05 02	10		15000	.13		1380620	2	" "

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

Own 50% of Mercap Inv.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 15 05 02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. *Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be* disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL CHARGOLD RESOURCES LTD.

BOX 2. INSIDER DATA 12g 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 02/04/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WILSON

GIVEN NAMES: RICHARD

NO. STREET APT: PH #8 - 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 1K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	292000							292000	1	
WARRANTS	350000							350000	2	MERCAP
COMMON	549800	05/05/02	90	25000		.145		574800	1	
COMMON	1424120	05/05/02	90		25000	.145		1399120	2	SEE REMARKS
		05/05/02	10		15000	.13		1384120	2	" "

BOX 6. REMARKS

Of the 1384120 Indirect Owner: 1380620 – MERCAP (50%)
3500 – COBALT (100%)

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RICK WILSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 15/05/02

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE